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                                                                   EXHIBIT 99.1

                                  RISK FACTORS

      YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO INVEST IN ALEXION. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS AND INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THE RISKS AND UNCERTAINTIES BELOW ARE NOT THE ONLY ONES FACING ALEXION BECAUSE WE ARE ALSO SUBJECT TO ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US. IF ANY OF THESE RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION, OPERATING RESULTS OR CASH FLOWS COULD BE HARMED.

      IF WE CONTINUE TO INCUR OPERATING LOSSES, WE MAY BE UNABLE TO CONTINUE OUR OPERATIONS.

      We have incurred losses since we started our company in January 1992. As of July 31, 2000, we had an accumulated deficit of approximately $67.2 million. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. Since we began our business, we have focused on research and development of product candidates. We have no products that are available for sale. We expect to continue to operate at a net loss for at least the next several years as we continue our research and development efforts, continue to conduct clinical trials and develop manufacturing, sales, marketing and distribution capabilities. Our future profitability depends on our receiving regulatory approval of our product candidates and our ability to successfully manufacture and market approved drugs. The extent of our future losses and the timing of our profitability are highly uncertain.

      IF WE DO NOT OBTAIN REGULATORY APPROVAL FOR OUR DRUG PRODUCTS WE WILL NOT BE ABLE TO SELL OUR DRUG PRODUCTS.

      We cannot sell or market our drugs without regulatory approval. If we cannot obtain regulatory approval for our products, the value of our company and our results of operations will be harmed. In the United States, we must obtain approval from the U.S. Food and Drug Administration, or FDA, for each drug that we intend to sell. Obtaining FDA approval is typically a lengthy and expensive process, and approval is highly uncertain. Foreign governments also regulate drugs distributed outside the United States. None of our product candidates has received regulatory approval to be marketed and sold in the United States or any other country. We do not anticipate receiving regulatory approval of any of our product candidates for at least the next several years.

      IF OUR DRUG TRIALS ARE DELAYED OR ACHIEVE UNFAVORABLE RESULTS, WE WILL NOT BE ABLE TO OBTAIN REGULATORY APPROVAL FOR OUR PRODUCTS.

      We must conduct extensive testing of our product candidates before we can obtain regulatory approval for our products. We need to conduct both preclinical animal testing and clinical human trials. These tests and trials may not achieve favorable results. We would need to reevaluate any drug that did not test favorably and either alter the drug or the dose, or abandon the drug development project. As a result, we would not be able to obtain regulatory approval on a timely basis, if ever.

      There are other reasons why drug testing could be delayed. For human trials, patients must be recruited and each product candidate must be tested for each clinical indication, at various doses and formulations. Also to ensure safety and effectiveness, the effect of drugs often must be studied over a long period of time, especially for the chronic diseases that we are studying. Unfavorable results or insufficient patient enrollment in our clinical trials could delay or cause us to abandon a product development program.
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      Additional factors that can cause delay or termination of our clinical trials include:

      o     slow patient enrollment;

      o     long treatment time required to demonstrate effectiveness;

      o     lack of sufficient supplies of the product candidate;

      o     adverse medical events or side effects in treated patients;

      o     lack of effectiveness of the product candidate being tested; and

      o     lack of sufficient funds.

      IF WE FAIL TO OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS, WE WILL BE UNABLE TO CONTINUE OR COMPLETE OUR PRODUCT DEVELOPMENT.

      In the future, we will need to raise substantial additional capital to fund operations and complete our product development. We may not get funding when we need it or on favorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to delay, scale-back or eliminate our research and development activities or future operations. We might have to license our technology to others. This could result in sharing revenues which we might otherwise retain for ourselves. Any of these actions may harm our business.

      The amount of capital we may need depends on many factors, including:

      the progress, timing and scope of our research and development programs;

      the progress, timing and scope of our preclinical studies and clinical trials;

      the time and cost necessary to obtain regulatory approvals;

      the time and cost necessary to further develop manufacturing processes, arrange for contract manufacturing or build manufacturing facilities and obtain the necessary regulatory approvals for those facilities;

      the time and cost necessary to develop sales, marketing and distribution capabilities; and

      any new collaborative, licensing and other commercial relationships that we may establish.

      IF OUR COLLABORATION WITH PROCTER & GAMBLE IS TERMINATED, WE MAY BE UNABLE TO COMMERCIALIZE 5G1.1-SC IN THE TIME EXPECTED, IF AT ALL, AND OUR BUSINESS WOULD BE HARMED.

      We rely exclusively on Procter & Gamble to provide funding and additional resources for the development and commercialization of 5G1.1-SC. These include funds and resources for:

      clinical development and manufacturing;

      obtaining regulatory approvals; and

      sales, marketing and distribution efforts worldwide.
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      We cannot guarantee that Procter & Gamble will devote the resources necessary to successfully develop and commercialize 5G1.1-SC. Either party may terminate our collaboration agreement for specified reasons, including a material breach or the occurrence of a change of control.

      Termination of our agreement with Procter & Gamble would cause significant delays in the development of 5G1.1-SC and result in additional development costs. We would need to fund the development and commercialization of 5G1.1-SC on our own or identify a new development partner. We might also have to repeat testing already completed with Procter & Gamble.

      IF WE ARE UNABLE TO ENGAGE AND RETAIN THIRD-PARTY COLLABORATORS, OUR RESEARCH AND DEVELOPMENT EFFORTS MAY BE DELAYED.

      We depend upon third-party collaborators to assist us in the development of our product candidates. If any of our existing collaborators breaches or terminates its agreement with us or does not perform its development work under the agreement, we would experience significant delays in the development or commercialization of our product candidates. We would also experience significant delays if we cannot engage additional collaborators when required. In either event, we would be required to devote additional funds or other resources to these activities or to terminate them.

      We cannot assure you that:

      we will be able to negotiate acceptable collaborative agreements to develop or commercialize our products;

      any arrangements with third parties will be successful; or

      current or potential collaborators will not pursue treatments for other diseases or seek other ways of developing treatments for our disease targets.

      IF WE CANNOT PROTECT THE CONFIDENTIALITY AND PROPRIETARY NATURE OF OUR TRADE SECRETS, OUR BUSINESS AND COMPETITIVE POSITION WILL BE HARMED.

      Our business requires using sensitive technology, techniques and proprietary compounds which we protect as trade secrets. However, since we are a small company, we also rely heavily on collaboration with suppliers, outside scientists and other drug companies. Collaboration presents a strong risk of exposing our trade secrets. If our trade secrets were exposed, it would help our competitors and adversely affect our business prospects.

      In order to more effectively protect our drugs and technology, we need to obtain patents covering the drugs and technologies we develop. Our drugs are expensive and time-consuming to test and develop. Without patent protection, competitors may copy our methods, or the chemical structure or other aspects of our drug. Even if we obtain patents, the patents may not be broad enough to protect our drugs from copy-cat products.

      IF WE ARE FOUND TO BE INFRINGING ON PATENTS OWNED BY OTHERS, WE MAY BE FORCED TO OBTAIN A LICENSE TO CONTINUE THE SALE OR DEVELOPMENT OF OUR DRUGS AND PAY DAMAGES.

      Parts of our technology, techniques and proprietary compounds and potential drug candidates may conflict with patents owned by or granted to others. If we cannot resolve these conflicts, we may be liable for damages or be required to obtain costly licenses. For example, we are aware of broad patents owned by others relating to the manufacture, use and sale of recombinant humanized antibodies, recombinant humanized single chain antibodies,
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recombinant human antibodies, recombinant human single chain antibodies, and genetically engineered animals. Many of our products are genetically engineered antibodies, including recombinant humanized antibodies, recombinant humanized single chain antibodies, recombinant human antibodies, recombinant human single chain antibodies, and other products are tissues from animals.

      We have received notices from the owners of some of these patents claiming that their patents may be relevant to the development of some of our drug candidates. In response to some of these notices, we have obtained licenses. However, with regard to other patents, we have either determined in our judgment that:

o     our products do not infringe the patents;

o     we do not believe the patents are valid; or

o we have identified and are testing various modifications which we believe should not infringe the patents and which should permit commercialization of our product candidates.

      Any patent holders could sue us for damages and seek to prevent us from selling or developing our drugs. Legal disputes can be costly and time consuming to defend. If any of these actions are successful, we could be required to pay damages or to obtain a license to sell or develop our drugs. A required license may not be available on acceptable terms, if at all.

      IF THE TESTING OR USE OF OUR PRODUCTS HARMS PEOPLE, WE COULD BE SUBJECT TO COSTLY AND DAMAGING PRODUCT LIABILITY CLAIMS.

      The testing, manufacturing, marketing and sale of drugs for use in humans exposes us to product liability risks. Side effects and other problems from using our products could give rise to product liability claims against us. We might have to recall our products, if any, from the marketplace. Some of these risks are unknown at this time. For example, little is known about the potential long-term health risks of transplanting pig tissue into humans, a goal of our UniGraft product development program.

      In addition, we may be sued by people who participate in our clinical trials. A number of patients who participate in such trials are already critically ill when they enter a study. Any waivers we may obtain from people who sign up for our trials may not protect us from liability or litigation. Our product liability insurance may not cover all potential liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition and results of operations.

      IF WE CANNOT MANUFACTURE OUR DRUG CANDIDATES IN SUFFICIENT AMOUNTS AT ACCEPTABLE COSTS AND ON A TIMELY BASIS, WE MAY BE UNABLE TO MEET THE NEED FOR MATERIALS FOR PRODUCT TESTING AND LATER, FOR POTENTIAL SALE IN THE MARKET. EITHER EVENT WOULD HARM OUR BUSINESS.

      For our drug trials, we need to produce sufficient amounts of product for testing. We do not have the capacity to produce more than one product candidate at a time. In addition, our small manufacturing plant cannot manufacture enough of our product candidates for later stage clinical development. We depend on a few outside suppliers for manufacturing. If we experience interruptions in the manufacture of our products for testing, our drug development efforts will be delayed. If any of our outside manufacturers stops manufacturing our products or reduces the amount manufactured, we will need to find other alternatives. If we are unable to find an acceptable outside manufacturer on reasonable terms, we will
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have to divert our own resources to manufacturing. As a result, our ability to conduct testing would be materially adversely affected. Submission of products and new development programs for regulatory approval would be delayed. Our competitive position and our prospects for achieving profitability could be materially and adversely affected.

      We have no experience or capacity for manufacturing drug products in volumes that will be necessary to support commercial sales. If we are unable to establish and maintain commercial scale manufacturing within our planned time and cost parameters, sales of our products and our financial performance will be adversely affected.

      We may encounter problems in any of the following areas as we attempt to increase the scale, process or size of manufacturing:

o design, construction and qualification of manufacturing facilities that meet regulatory requirements;

o     production yields from the manufacturing process;

o     purity of our drug products;

o     quality control and assurance;

o     shortages of qualified personnel; and

o     compliance with FDA regulations.

      IF OUR BUSINESS AND PRODUCTS, EVEN AFTER REGULATORY APPROVAL IS OBTAINED, FAIL TO COMPLY WITH REGULATORY REQUIREMENTS, OUR ABILITY TO SELL PRODUCTS AND CONDUCT BUSINESS WILL BE HARMED.

      Even if we receive regulatory approval for any product, our business will always be subject to substantial regulation by the FDA or a comparable foreign regulatory agency. The discovery of previously unknown problems with a product or its manufacture may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. The consequences for failure to comply with applicable regulatory requirements can be serious, resulting in:

o     warning letters;

o     fines and other civil penalties;

o     suspended regulatory approvals;

o refusal to approve pending applications or supplements to approved applications;

o     refusal to permit exports from the United States;

o     product recalls;

o     seizure of products;

o     injunctions;
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o     operating restrictions;

o     total or partial suspension of production; and/or

o     criminal prosecutions.

      Any of these consequences could result in withdrawal of approval, or require reformulation of the drug, additional preclinical testing or clinical trials, changes in labeling of the product, and/or additional marketing applications. We would be required to expend time and resources in correcting the problem, including any adverse publicity associated with the problem, in order to put the product back on the market. These delays and uses of resources would hurt our business, profitability and reputation.

      IF WE ARE UNABLE TO ESTABLISH SALES, MARKETING AND DISTRIBUTION CAPABILITIES, OR TO ENTER INTO AGREEMENTS WITH THIRD PARTIES TO DO SO, WE WILL BE UNABLE TO SUCCESSFULLY MARKET AND SELL FUTURE DRUG PRODUCTS.

      We have no sales, marketing or distribution personnel or capabilities. If we are unable to establish those capabilities, either by developing our own capabilities or entering into agreements with others, we will not be able to successfully sell our products. In that event, we will not be able to generate significant revenues. We cannot guarantee that we will be able to hire the qualified sales and marketing personnel we need. We may not be able to enter into any marketing or distribution agreements on acceptable terms, if at all. We are relying on Procter & Gamble for sales, marketing and distribution, of 5G.1-SC. Procter & Gamble, or any future collaborators, may not succeed at selling any of our future drug products.

      IF WE ARE UNABLE TO OBTAIN REIMBURSEMENT FROM GOVERNMENT HEALTH ADMINISTRATION AUTHORITIES, PRIVATE HEALTH INSURERS AND OTHER ORGANIZATIONS FOR OUR FUTURE PRODUCTS, OUR PRODUCTS MAY BE TOO COSTLY FOR REGULAR USE AND OUR ABILITY TO GENERATE REVENUES WOULD BE HARMED.

      Our future revenues and profitability will be affected by the continuing efforts of governmental and private third-party payors to contain or reduce the costs of health care through various means. If these entities refuse to provide reimbursement with respect to our products or determine to provide a low level of reimbursement, our products may be too costly for general use. Any limitation on the use of our products will have a material adverse effect on our ability to generate revenues and achieve profitability. We expect a number of federal, state and foreign proposals to control the cost of drugs through government regulation. We are unsure of the form that any health care reform legislation may take or what actions any of these authorities and private payors may take in response to the proposed reforms. Therefore, we cannot precisely predict the effect of any reform on our business.

      EVEN IF WE SUCCESSFULLY DEVELOP OUR PRODUCTS FOR TRANSPLANTING ANIMAL CELLS INTO HUMANS, THIS TECHNOLOGY MAY NOT BE ACCEPTED BY THE MARKET DUE TO MEDICAL CONCERNS OR UNANTICIPATED REGULATION.

      Our program for the development of animal cells for transplantation into humans may never result in any therapeutic products. This technology is subject to extensive clinical testing and we are not aware of any such technology that has been approved for sale by the FDA or comparable foreign regulatory authorities. Even if we succeed in developing these products, our products may not be widely accepted by the medical community or third-party payors until more facts are established and ethical consensus is reached regarding the use of animal cells. In addition, concerns relating to the risk of introducing new animal viruses to infect the human species through the transplantation process may also create additional regulatory hurdles for FDA approval. If accepted, the degree of acceptance may limit the
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size of the market for our products. Moreover, due to the controversial nature of transplantation of animal cells into humans generally, market prices for our securities may be subject to increased volatility.

      IF OUR COMPETITORS GET TO THE MARKETPLACE BEFORE WE DO WITH BETTER OR CHEAPER DRUGS, OUR DRUGS MAY NOT BE PROFITABLE TO SELL OR TO CONTINUE TO DEVELOP.

      Each of Avant Immunotherapeutics, Inc, Leukosite Inc., a subsidiary of Millenium Pharmaceuticals, Inc., Tanox, Inc., Abbott Laboratories, Gliatech Inc. and Biocryst Pharmaceuticals have publicly announced their intentions to develop drugs which target the inflammatory effects of complement in the immune system. We are also aware that Pfizer, Inc., SmithKline Beecham Plc and Merck & Co., Inc. are also attempting to develop complement inhibitor therapies. Each of Cambridge Antibody Technology, PLC, MorphoSys AG and Dyax Corporation have publicly announced intentions to develop therapeutic human antibodies from libraries of human antibody genes. Additionally, each of Abgenix Inc. and Medarex, Inc. have publicly announced intentions to develop therapeutic human antibodies from mice that have been bred to include some human antibody genes. These and other large pharmaceutical companies with significantly greater resources than ours, may develop, manufacture and market better or cheaper drugs than our product candidates. They may establish themselves in the marketplace before we are able to even finish our clinical trials. Larger pharmaceutical companies also compete with us to attract academic research institutions as drug development partners, including for licensing these institutions' proprietary technology. If our competitors successfully enter into such arrangements with academic institutions, we will be precluded from pursuing those specific unique opportunities and may not be able to find equivalent opportunities elsewhere.

      IF WE FAIL TO RECRUIT AND RETAIN PERSONNEL, OUR RESEARCH AND PRODUCT DEVELOPMENT PROGRAMS MAY BE DELAYED.

      We are highly dependent upon the efforts of our senior management and scientific personnel. There is intense competition for qualified scientific and technical personnel. Since our business is very science-oriented and specialized, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business. If we lose the services of, or fail to recruit, key scientific and technical personnel, our research and product development programs would be significantly and detrimentally affected.

      In particular, we highly value the services of Dr. Leonard Bell, our President and Chief Executive Officer. The loss of his services could materially and adversely affect our ability to achieve our development objectives.

      THE RIGHTS THAT HAVE BEEN AND MAY IN THE FUTURE BE GRANTED TO OUR STOCKHOLDERS MAY FRUSTRATE ATTEMPTS BY OTHERS TO TAKE OVER OUR COMPANY.

      We have in place a shareholder rights plan, or "poison pill," which enables our board of directors to issue rights to purchase preferred stock when someone acquires 20% or more of the outstanding shares of our common stock. As a result of the plan, anyone wishing to take over the company would most likely be forced to negotiate a transaction with the company in order not to trigger the pill. If we refused to negotiate, or negotiations were unsuccessful, a proposed takeover could be frustrated. This would prevent our stockholders from participating in a takeover or tender offer which might be of substantial value to them.

      In addition, under our certificate of incorporation, our board of directors is authorized to issue one or more series of preferred stock with rights and preferences determined by the board. The preferences and rights of any preferred stock may be superior to those of the holders of our common stock. By issuing
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preferred stock with superior right to the common stock, the board could frustrate a person who wishes to take over the company through a tender offer for the outstanding common stock. These provisions are also intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors. These provisions could also delay, deter or frustrate a merger or change in control.